Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: May 26, 2022

The following transcript from a session at the Wolfe Global Transportation and Industrials Conference is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

Scott (00:01):

Let’s get going with our next session. We’ve got Frontier and Spirit together. We were together, then maybe we weren’t sure. Now we’re back together. So Barry Biffle, CEO of Frontier, and Ted Christie, CEO of Spirit, maybe I’ll give each of you guys just a chance to make a quick intro. And then there’s a lot to talk about obviously about the deal. And then we’ll spend some time talking about the environment as well.

Ted Christie (00:26):

Okay. You want to go first?

Barry Biffle (00:27):

No, go ahead. No, really.

Ted Christie (00:31):

So first, as it relates to what we’re seeing in the environment, demand’s obviously very strong. We went very late with our earnings calls, so I think we were seeing a lot more of it. So no reason to update right now, but everything that we said there are very consistent with what we’re seeing right now. So very positive demand environment, probably clearly unit revenues that we haven’t seen in approaching a decade. So very good news there. No doubt you’re going to explore where we are on the transaction. We’re very excited, obviously, for the two of us to get our deal done. We have a vote with our shareholders on the 10th of June to approve the merger transaction. So we’re making sure we’re out there spreading the truth and eradicating disinformation, which there is some in the market right now. So we’ll spend some time going through that today. But yeah, really good environment right now.

Barry Biffle (01:30):

No, it’s probably the best environment I’ve seen in three decades. So I think we’re finally getting the reopening trade that everybody expected and we’re seeing really good things. And there’s probably more room to run. The mask finally came off, but you’ve also got international testing at some point will go away, and business travel. Just look at this room. I mean, it’s starting to get full again. So we’re probably two thirds of the way there. So more legs to run, but obviously I think everybody ... what’s on their mind right now is our deal. And we might as well jump into the -

Ted Christie (02:03):

Yeah.

Barry Biffle (02:03):

- into the questions.

Scott (02:04):

Before we get to the deal, you’re both saying we’ve never seen a pricing environment like this before. Why then are we so excited about adding so much capacity if we can in the second half of the year next year? Why not sort of stay disciplined on capacity and say, let’s keep this unit revenue environment going?

Ted Christie (02:27):

Well, I mean our model is about growth and low fares. So that’s not the way we think about things.

Scott (02:34):

Right.

Ted Christie (02:34):

I think what it’s telling us is there’s significant demand for low fare product. And we’re still under-flying our airline today. We’re not at peak utilization. That’ll happen sometime in the very tail end of this year. And even though we’re up year over three year in capacity, we’re still not where we want to be. So I think what this demand environment tells us is, geez, there’s a ton of people ready to, and that’s what our model’s about.

Barry Biffle (03:02):

Yeah. Look, and you and I talked about this, I think your first note in the industry we were a hundred percent aligned with you. We got burned last summer. We didn’t plan on the Delta variant. We had too much capacity. Then we got burned again with Omicron. Q1 was actually horrid. And in fact, right when you came on, we were starting to say the same thing of, okay, everybody stop worrying about chasm and let’s worry about profitability. And we started making changes, especially as oil started to go up to kind of lower capacity. We’re still going to be in the 10-12%, this year of growth, but like he said for Spirit, we’re lower utilization. So we need to get those aircraft back working at some point, but we focused on profitability and we are constraining capacity. In fact, we have excess staff in several areas as a result, but at some point we do need to operate and exploit our fleet. But no, we agree with you. It’s time to make money.

Scott (03:57):

Okay. So I’ll start ... we’ll turn to the merger now. I’ll start. As you have questions, raise your hand. We’ll get you involved. So we’ll get to regulatory in a second, but let’s put regulatory aside for a second. And Ted, I’ll ask you this. Why is Spirit Frontier a better fit ... again, put regulatory aside. Why is it a better fit strategically than Spirit JetBlue?

Ted Christie (04:23):

Well, it’s hard to completely avoid the regulatory answer to that, but I’ll do my best to -

Scott (04:29):

Or maybe this is just a regulatory issue.

Ted Christie (04:29):

Well, no. It starts with what we explored over the years. And look, we’re an active management team and a board, and we’ve looked at opportunities the whole time I’ve been at Spirit, across the space and engaged with a number of airlines on opportunities. And we kept coming back to the most obvious answer. I think it shock’s no one in the room to realize that these two businesses are very similar in their approach. We have nearly identical fleet types, we have a similar product, the way we approach the market. And then when you look at the networks, they’re very complimentary as well. So the more we kind of explored things, the more obvious the answer became.

Ted Christie (05:13):

This is a business that can really exploit utilization and growth and drive significant value to shareholders, and at the same time, do it in a way that’s positive in this regulatory environment, because we’re going to use this opportunity to drive more low fares for consumers, so we’re going to save consumers a bunch of money as well. So difficult to kind of distinctly look at it that way. I think when in comparison with another transaction, in this case with JetBlue, but you could say that the same narrative would be true with American or Delta or United. That’s a high fare airline buying a low fare airline. It’s a very difficult narrative to sell and not consistent with the business we operate. We’re not sellers. The transaction that we’ve structured between the two of us is that we both participate in the return to normalcy, we both participate in the synergies because it’s an equity deal.

Ted Christie (06:10):

So what’s being talked about out there is there’s a cash offer and a premium to what we trade at today, but what’s being missed is that we’re going to get significant value out of this thing over time. In fact, well in excess of our standalone plan and well in excess of any numbers that have been tossed around by JetBlue. So this is a very accretive deal for shareholders, for team members, and for the consuming public. And for that reason, that’s why we settled where we settled. And I’m speaking for you, but I think you guys feel the same.

Barry Biffle (06:44):

Oh yeah. Look, I mean from a consumer perspective, hands down. I mean, they win with a billion dollars of savings and it’s all about getting more low fares to more people in more places, and contrast that to raising prices on people. I just think that’s a bad idea. But for our employees, look, we’re both growth companies and we’ve laid out what that looks like. So there’s significant upside for our employees. And then our shareholders, the synergies. There’s 500 million in the EBITDA. And as he mentioned, I mean it seems to be lost that the Spirit shareholders are getting almost half the benefit of that. So we’re really excited about the deal.

Scott (07:19):

Okay. Let’s talk regulatory. Maybe I’ll give each of you a question. Ted, why are you so confident that JetBlue Spirit can’t get regulatory approval? And then Barry, why are you so confident that Spirit Frontier can get regulatory approval? Because someone might say that you guys have more overlapping markets. So you’ve talked about there’s ... I’ll give you a chance to address that.

Ted Christie (07:44):

So I’ll go first with why I think JetBlue can’t get regulatory?

Scott (07:47):

Sure. Yeah.

Ted Christie (07:47):

Okay. Well, I already said one of the primary points, which is ... and by the way, we deal with the regulatory environment and the Department of Justice and the administration we have, not the one we wish we had.

Scott (08:00):

Right.

Ted Christie (08:00):

Okay? The one we have today says we want pro competition, we want low fares. What JetBlue has said is that they intend to take seats out of the market and raise fares. We view that as a problematic narrative. That’s number one. Number two is that they’re currently in active litigation with the Department of Justice on the Northeast Alliance with American. We’ve been a vocal objector to that alliance. So it stretches credibility to assume that you could get a transaction approved when you thought your prior transaction was going to get approved and you’re being sued over it. So when you look at the totality of what it is, and I’m hearing that their narrative is, well, we basically have similar regulatory risks. We disagree. I mean, I think .... you look at it and you say, well, a high fare airline buying a low fare airline, taking their product out ... we’re the biggest ULCC in the Americas today. You would remove all that ULCC capacity, remove about 20% of the seats from the market, and raise fares, which they’ve said they’re going to do.

Scott (09:06):

Now just to follow up on one thing, JetBlue would say, “Hey, we’ll know about the Northeast Alliance in the fall. Either they’re going to approve it, in which case it’s not an issue, or they’re going to block it, in which case it’s not an issue.” That’s what they would say.

Ted Christie (09:19):

That’s right. And in both cases, it’s an issue, because if the government approves the Northeast Alliance, then they have in fact committed a de facto merger with American. So now you’re talking about collapsing a ULCC under one of the big three network airlines. Look, you don’t have to be an antitrust lawyer to know that’s a problem. I mean I don’t understand their narrative. The second thing would be if it’s actually they don’t get approved, the government wins the lawsuit, at that point they’re going to appeal. And probably both airlines will appeal. And that turns it into a protracted discussion. At the same time, justice will be emboldened because they’ve now won against an airline to fight competition. And at that point, they’ll probably feel like they have a pretty good argument. And by the way, JetBlue has never disagreed that they’re going to get sued on this. They told us early on that they know that our transaction, to the extent that they move forward with it, they would get sued. And I think that their very acknowledgement of that tells you that they don’t really have supreme confidence in the idea.

Scott (10:32):

So now let’s go to Barry. And then Ted, if you want to jump in on this, you can too. What gives you confidence that Spirit Frontier will get approved? And do you think, “We’ll get approved, but hey, we’ll still get sued. We’ll have to go through a full fight on this?”

Barry Biffle (10:48):

This is hard to do, but let’s all rewind our brains -

Scott (10:51):

Yeah.

Barry Biffle (10:51):

- a few months, and let’s go back to January before any of this was announced. And let’s think about the landscape that existed. The big four dominate this country. The high cost, high fare carriers dominate this country. And then couple that with last month, you saw CPI, 18% higher airfares. So you already had the hegemonic domination of these guys controlling the market and making it difficult for carriers like ourselves to grow. And now you look at a time more than ever that we need access to low fares. So what this does is it enables both of us, by merging together, to continue to do what we do, but do it even better. It enables to fly to places that maybe we couldn’t do on our own, opens up even more markets. And that’s what gives more people more choices of low fares. And that’s where the billion dollars in savings comes from. So when we look at it, we believe on the merits that the Department of Justice will ... I mean, I know that they’re predisposed to evaluate these and be skeptical, but I think they’re going to agree with us at the end that this is really good for consumers. And that’s why we believe that this is the right thing to do.

Scott (11:57):

And the pushback from the other side is that this transaction actually has more overlapping markets?

Barry Biffle (12:05):

That’s having fun with math. It reminds me of a Dilbert cartoon, just fiddle with the number until you find a number that you get to. I mean if you look at the three to twos, you look at the two to ones, we only have two markets that together we would go to one carrier. They’re day of week markets for Orlando that neither one of us flew to ... islands, by the way, leisure islands, that neither one of us flew to five years ago. I mean, it’s being cute with the math. And also they talk about numbers. Well we both also fly to a lot of routes. So let’s look at percentages and let’s look at concentrations and look at what we do when we’re by ourselves. If you look at Atlantic City where Spirit flies, and they’re a hundred percent shared, they have a monopoly, if you will. Same in Trenton. We both control these. Left to our own devices, guess what? They’re in the bottom 10-20% of fares in the country. So we do what we say we’re going to do, which is provide low fares to people and enable them to escape high fare carriers.

Ted Christie (13:00):

And overlap in and of itself is a distracting discussion because -

Ted Christie (13:03):

And overlap in and of itself is a distracting discussion because it’ll shock, maybe I’ll just tell you guys, we have less overlap with Delta than we have with JetBlue. Does anyone in this room think that we can get a deal done with Delta? The answer’s no. There’s no way it’s happening. So the overlap in and of itself isn’t the way to think about it. The way to think about it is we’re low fare, their high fare.

Scott (13:26):

Got it. And so let’s now talk about the process from here.

Ted Christie (13:34):

Sorry. Meeting over? I thought I turned it off.

Scott (13:38):

So vote is June 10th.

Barry Biffle (13:40):

Right.

Scott (13:41):

What if anything, are you hearing from shareholders gives you confidence we’re going to get the yes vote that we want.

Ted Christie (13:49):

Well, the shareholders I talk to are excited about this deal. They like what the transaction brings, they like the synergies, they like the growth opportunity, all of that sort of thing. But they’re asking the questions that you would expect they would ask as a result of JetBlue’s insertion into it, which is around what we just discussed. What’s the regulatory risk. JetBlue’s an all cash deal. You’re an equity deal. How should I feel about that? So they’re definitely asking questions now that they probably weren’t asking two months ago, because we just had a very attractive transaction to talk about. But I think as we’ve just kind of talked about, I think the facts bear out that we have a very good deal for our shareholders, the vote that they put in place on June 10th isn’t a vote for whether or not we do a deal with JetBlue. The vote is standalone versus a merger with Frontier. And in all cases, the merger with Frontier is accretive to the standalone case because our standalone case is base case, in both airlines case, because we participate in the upside.

Ted Christie (14:55):

So I think when you think about it that way, that’s what you’re really voting for. Because if you don’t approve the transaction, then we’re back to standalone. And which we don’t think is the best answer for our shareholders.

Scott (15:09):

And I’m sure you love hypothetical questions, but in a world of a no vote, hypothetically what happens from there? Is that about raising offer? Where do we go from there if we end up getting a no vote?

Ted Christie (15:23):

I’m sure he’s going to love to talk about that idea.

Barry Biffle (15:26):

Well, look, you said it’s hypothetical. Let’s don’t speculate on that.

Scott (15:29):

Yeah.

Barry Biffle (15:29):

I think we’ve got a vote in front of us with the Spirit shareholders and let’s focus on that.

Scott (15:33):

Okay. And so we get the June 10th vote. Let’s, hypothetically, we get the yes vote. Where do we go from here? What’s the timeline from there?

Ted Christie (15:40):

Well, we’re already in the midst of our regulatory approval process on this transaction. We filed for HSR in March, and we did receive what’s referred to as the second request from Department of Justice in April and the two of us have been working with them to satisfy that request. At the time we had made the announcement in February, we assumed that we would be at the second half of this year, tail end of this year, for approval. That’s still the target and everything that’s happened to date is very much within that expectation. So that’s the work that’s being done.

Scott (16:13):

And so just one thing I was just wondering about to clarify. So you’re having conversations. You can have your antitrust conversations. Can you, as you’re having those conversations about Spirit Frontier, can you get like a feel on Spirit JetBlue from the regulator, from antitrust? Can you pursue both from a regulatory path at the same time?

Ted Christie (16:38):

I mean, the answer at the highest level which what I’m involved in is no, because we filed for approval for our deal, and that’s the deal we’re working on and that’s the deal that we’re interacting with, with Justice on. So, but, look, we hired preeminent experts in this field to advise the board on the regulatory risks and we hired the best economists in the industry, former DOJ economists, to help us evaluate the JetBlue argument. And it was debunked. So I think that’s enough. I mean, we’ve done our work and we’re comfortable that this is the right transaction.

Scott (17:21):

Okay. So now let’s talk. What does the combined Spirit Frontier, what does it look like? You’ve talked about the synergies. Maybe just given any changing view on how those synergies are. Should we still be expecting dis-synergies in ‘23, and then maybe a quick why is the majority of synergies not until ‘25?

Ted Christie (17:44):

You want to go first?

Barry Biffle (17:45):

Yeah. Well, look, I mean, we don’t have down to every little detail that plan. I mean, that was put together, a lot of the benefits for example, were actually quantified by independent third parties on both of our behalfs. Look, it could be much sooner. I mean, some of the things that immediately you’ll get benefit from within probably 60 days, the spirit.com is going to start selling our metal. Probably frontier.com is going to sell theirs. That will benefit Spirit in the west, us in the East, and vice versa. So look, there are immediate dis-synergies as you mentioned, but I think there’s a lot of things that will happen quickly. But the longer we wait, I think is the bigger problem, is the sooner we start, the faster you get the synergies.

Scott (18:30):

And how do we think about the growth rate of this combined business from a capacity standpoint? So, meaning if you were to take your standalone capacity growth, your standalone capacity growth, as you thought about over the next few years, are we just putting one plus one is two, or is one plus one now two and a half? Is it one plus one is one and a half? Is there a little less in aggregate capacity growth? How do you guys [crosstalk 00:18:54]

Ted Christie (18:54):

Well, it’s probably one of the more exciting parts about this for both of us is the fleet orders are the fleet orders, and those are not going to change. So the standalone fleet growth on either side is one plus one is two. But the value of the transaction is that as we gain scale, efficiency businesses gain more efficiency. And ULCCs are at the pinnacle of efficiency businesses in the aviation industry. And one of the drags on efficiency is the fat that you have in the schedule and the fat that you have in your fleet allocation, which is spare aircraft and the scheduling time itself. So as you gain scale, those things get more efficient. Today we’re 180 airplanes, you’re 120 some odd. We have, let’s say, I’m just picking numbers, we have five spare aircraft in our fleet today. Let’s say that Frontier has three. We go to 300 airplanes. We don’t need eight spares.

Ted Christie (19:55):

You need less than eight. So physical airplanes actually get released back to the schedule and can fly. That’s the most valuable marginal accretive type stuff in an efficiency business. It’s no more fixed costs and pure revenue upside. So that’s why one plus one is a little bit greater than two. We’ve been told by these third parties that they estimate it to be about $400 million in upline benefit, which is largely what I described. Some of that is distribution, a few other things, but we haven’t even tinkered with it yet. I mean, I’m actually thinking that number might be conservative.

Barry Biffle (20:33):

And look, one plus one is definitely more than two. And from a certainty perspective, again, let’s go back to what the backdrop in this country. I mean, it’s very difficult for smaller carriers like us to get a toehold into markets. And together, this is about competing with the big four and bringing low fares. So I think we will bring much more certainty to our growth plans and probably we should be able to grow even more as a result of being together.

Scott (20:59):

And then help me think about this. You’re talking about all the savings for the consumer. So lower fares, but how does that drive the synergies for people in this room?

Barry Biffle (21:13):

Yeah. For shareholders.

Scott (21:14):

Yeah.

Barry Biffle (21:15):

Well, first thing, the biggest thing, is actually same metal, same flying day one, right. We drive over 300 new O&Ds. So you have more markets on a connective basis without any effort and that’s without any optimization or even trying to schedule it. In fact, they’re chief scheduler’s sitting here in the room. I’m sure-

Ted Christie (21:33):

He can’t wait.

Barry Biffle (21:34):

He can’t wait. So I’m sure we could work together at some point and produce even more, but that’s what you get just naturally. And then back to the distribution benefit. Day one, we’re going to push more of theirs in the West. They’re going to push more ours in the East as an example. And so our load factors are going to go up. So that gets more low fares to more people and shareholders win through more revenue. So it’s a win-win.

Scott (21:55):

And have we anything in terms of brand and where we’re ultimately going? Have you guys talked about that or disclosed anything there?

Ted Christie (22:04):

Nothing new. We both have strengths. Both brands are strong in both geography and for different product reasons. So that’ll be a debate for the combined company board. So, I think a decision will come over time.

Scott (22:26):

And what about labor? What have been the conversations with labor so far? Can we start negotiating with them? Do we have to negotiate with them separately for now or can we start talking altogether with labor? How does just the mechanics of how that works?

Barry Biffle (22:42):

Yeah. Look, it’s the mechanics are you need to get through two big milestones. One, you need to get through the Spirit shareholder vote, and then we need to get through the regulatory process. And I’m sure when we’re ready to, and we can, we’ll have conversations. We’ve had some dialogue already. We have initial agreement with the AFA, and I know they’re really excited about our deal, as an example. But at the appropriate time, we’ll be able to put together the right JCBA.

Scott (23:12):

Can you guys maybe just each give an update since you’ve announced the deal. What’s been going on with pilot attrition at each of your airlines?

Ted Christie (23:21):

Sure. I’ll go first. Yeah. We’ve definitely seen an uptick in attrition since last year. We started to see it more in the very, very tail end of last year, in the beginning of this year. And I’d say that it’s sort of leveled off and stabilized at this point. And so what we had to do at that point was adjust our training throughput, make sure we adapted to that, which we’ve done and we’re still seeing applications that are good numbers. So, yeah, that is something that we definitely saw. I think that’s a product of the majors hiring back those people that they early retired and we’ve adapted to that.

Barry Biffle (24:08):

Yeah, same thing. So we’ve seen higher attrition than we had. We upped our throughput and the application is there. We have over 2000 qualified applicants in our pool right now. And to give you an idea, we’re only hiring in the forties per month. So, plenty of applicants that are out there. A lot of people wanting to join us. We have increased our training footprint though. We can actually train up to 80 a month, even though I only need to be in the 30s to 40s. But we’re preparing for the next shortage, which is going to be simulator capacity.

Scott (24:41):

Can you talk about that?

Barry Biffle (24:42):

What’s that?

Scott (24:43):

What you just said, the simulator.

Ted Christie (24:45):

Simulator.

Scott (24:45):

Yeah.

Barry Biffle (24:46):

Yeah. So, the challenge is, and it’s not so much carriers like us, but a lot of the big airlines that kind of have the Noah’s Ark of two of every type of fleet type. When the pilots move between these and they upgrade to captain and all that, it just requires lots of sims. And so those cascade events. You took, for example, some of the legacies where they took a lot of people and retired them out during COVID. So they were on a triple seven or some type of wide body, that can cause up to five to seven different training events, just one movement at the top. So all that cascade drives a lot of training. And so you need a lot more simulators. And they’re not building simulators just for a bulge. They need a long term return on capital. So it’s going to cause a short term squeeze, I believe, in the simulator world.

Scott (25:31):

So now we’ve got pilot issues, training issues, simulator issues, now aircraft issues. When is there any sort of end in sight to this that’s going to sort of alleviate some of these arguably artificial capacity constraints on the industry?

Ted Christie (25:48):

Well, as I said, and I think I heard Barry say the same thing, we’ve adapted to the primary issue right now, which is increasing the throughput, increasing the size of our schoolhouse. We’re hiring more pilots than them right now. And we’ve-

Ted Christie (26:02):

We’re hiring more pilots than them right now, and we’ve more than doubled the size of our schoolhouse, as well. And seeing good applications there. So, I think in that respect, we’ve adapted to it and moved ahead, and we’ve acquired the necessary SIM capacity we need to make that happen.

Ted Christie (26:19):

The broader issue is availability of pilots. I think that tends to be the narrative of today. Yes, there is a post-COVID scarcity problem right now because of the early retirement stuff that we just discussed and that sort of thing. And our expectation is that over time, market forces will adapt to that. More people are applying to get private licenses today than they were five years ago, and more people are getting their ATP certification than they were five years ago. And it’s just got to work its way back into the snake, has to work its way through the snake.

Scott (26:57):

So, just, Bob, real quick, Ted, so you’ve... 10% ASM growth second quarter?

Ted Christie (27:02):

Mm-hmm.

Scott (27:03):

But you’ve got a pretty meaningful step up implied in back half of the year?

Ted Christie (27:07):

Right.

Scott (27:07):

Particularly fourth quarter? Do you feel like based on what you know today that you can actually still hit that-

Ted Christie (27:12):

Yes.

Scott (27:13):

... implied revenue?

Ted Christie (27:13):

Yeah. I mean, part of the issue with our summer is we would’ve been bigger than 10%, but we throttled the airline not because of availability of resource, but because of the challenges we saw in the Florida airspace with Jacksonville Center. You guys know we’re headquartered in Florida, but we also move about 60% of our capacity in and out of the state of Florida. And as has been widely reported now and acknowledged by the FAA, they’re having staffing issues at some of their traffic control centers, most notably in the Jacksonville Center, which is the one that controls the choke point at the top of the state of Florida, controlling basically all the capacity on the Eastern seaboard, which is the biggest O&D market in the United States, or one of the biggest.

Ted Christie (27:53):

And so, we had to throttle our Florida capacity as a result of that and couldn’t redeploy all of it. So, we’re actually under-flying even what we were under-flying before. The infrastructure’s all there, the pilots are there, the flight attendants are there, which is not great for cost. Right? So, moving to the tail end of the year is not about trying to ramp up anything. Everything’s already there. We’re just saying that we have resolved some of the issues with Florida being an issue, and you’re going to see us move to that capacity.

Scott (28:22):

But has Florida resolved their issues, that ATC?

Ted Christie (28:25):

No. No, that’s what I’m saying. So-

Scott (28:27):

So, the growth is not the big ramp in third, fourth quarter capacity is not in Florida, it’s elsewhere?

Ted Christie (28:32):

Well, there’s two things at play. We will be obviously deploying in other places once we have time to move the schedule in that direction. And also, we’ve made network changes to the way we actually crew that’s going to enhance reliability in and out of Florida and other places. We’re opening two new bases this summer. One of them is in Florida. And that’ll actually enhance reliability in the state. So, when they do have a problem at the air traffic control center and they shut the state down, we’re going to have more recoverability to it than we had prior.

Scott (29:01):

Okay. Anything you want to add just on like when did these capacity constraints relieve and your ability to ramp capacity?

Barry Biffle (29:10):

Sure, sure. So, look, I think the pilot constraint is real, and there’s also aircraft constraints. So, let’s talk about both of them. In the pilot world, I mean, Ted kind of alluded to it. If you’ve been around a general aviation airport in the United States, you can’t see any airport that’s not busy. Right? All the flight schools are busy. You can’t buy Cessna 172. Right? I mean, they’re all working, they’re all out there training. And if you talk to the general aviation aircraft manufacturers, they’re booked out. I mean, year and a half, two years backlog. You’ve never seen the amount of interest there is that we have now. So, the challenge is that just takes time and for them to flow through, and you’re talking several years for you to solve this overall, this pilot shortage, if you will.

Barry Biffle (29:56):

The second issue that has not been as focused on, but is real, is the aircraft manufacturers. And so, both of us are fortunate to have order books in place, but the constraint is real. And if you look at the manufacturing capacity and what’s out there, especially at these fuel prices, and people expect it to remain elevated, you’re going to have constraints on capacity for several years. But that’s why it’s so important, airfares for the industry are going to have to go up to cover even the debt loads and so forth. And so, there’s plenty of things that people like from your constraint point of view. But that’s why our merger’s so important, is because more than ever, when fares are going to be high, you’re going to need access to low fares. So, the constraints are real, they’ll be there, but in that backdrop, that’s why the merger’s so important.

Scott (30:44):

We get the question a lot about fares up so much, at some point, there’s going to be demand destruction. Your view on that, Barry, and is that more of a risk for ULCC model or someone else’s model?

Barry Biffle (30:57):

Well, I don’t know it’s a risk for ULCC model. I mean, if you look through history, Dollar General. Walmart, I mean, if there’s any kind of recession, it’s models like ours that win. And in fact, I’ll spot you the answer. In ‘08, ‘09, I mean, the only airline that made money during the financial crisis was actually Spirit. So, why is that? It’s because people trade down. That’s what happens. And so, you’ll see the same thing happen again.

Barry Biffle (31:24):

But I think if you say where are we at in what people are paying for airfares... And I’ll just talk generally, not ourselves, or ULCCs. If you look just generally, airfares over the last 20 years, and you’ll blame us maybe we’re causing this, but in your travel wallet, what people spend on vacation, we’ve literally traded places with the hotels. They are now the biggest portion. And if you look at today... Again, back to input costs, there probably needs to be some right sizing of that share. So, you probably need to see airfares come up and probably cars and hotels go down as a percentage. And so, there’s plenty of room to run without the total travel wallet going down. But-

Scott (32:08):

And I finally just had one of those trips, by the way, that [inaudible 00:32:11].

Ted Christie (32:12):

Where the hotel was more expensive?

Scott (32:13):

No, no.

Ted Christie (32:13):

Oh, where the airfare was [inaudible 00:32:15].

Barry Biffle (32:15):

But no offense, I mean, to safely and reliably fly you across this country, it should cost more than staying in a hotel. Let’s just be serious. Right? So, I mean, you’re involved in a lot more things, a lot more inputs, a lot more complex costs, and by the way, they don’t even clean your rooms anymore. So, let’s just be clear, there’s plenty of room to run. And so, I think that’s there.

Barry Biffle (32:38):

The other thing that... And this is early, and we’re not sure if this is because of trade down or people are making more money, but we’re seeing incomes up significantly versus pre-pandemic. And again, like I say, I don’t know the... We’re just looking at the raw numbers. 100,000, 200,000 household incomes. It’s going up, and we’re perplexed by it. We don’t have enough data on it. Again, it could be a little bit of trade down, but people have more money. They’re making more money. And so, if you look at the bottom end, you’re talking huge percentage increases. I mean, just take what a baggage handler in Denver made. Seven, eight years ago, nine bucks. It’s now over 20. They’ve doubled. So, I mean, if you look, the bottom end is finally seeing the income increases that we need, and it’s enabling more people to afford to travel. So, I think that demand is there, and I would be surprised if we’re at anything less than the second inning of this.

Scott (33:33):

Okay. We’re running out of time. I just want to ask each of you one last question. Both of you chasm second quarter up 30% plus year over three year. Where do you see that finishing the year? And then early thought, ‘23, up, down or more specific if you want to [inaudible 00:33:53].

Ted Christie (33:53):

Yeah. Well, I’ll go first. Yeah. And are we talking chasm-

Scott (33:57):

X.

Ted Christie (33:58):

... X? Right.

Scott (33:58):

Chasm X. Yeah.

Ted Christie (33:59):

So, we’re still, as I said earlier, we’re still underflying the airline still at not at peak efficiency, so it’s difficult to look at the unit right now. Both at unit revenue and unit cost, to be honest. But I think Barry said it well earlier. It’s about profitability. Our strive is to get to profitability. But clearly, we’re a unit cost business. We know that. We’re focused on that. We’ve had a target of getting back to a much more normalized rate pre-COVID, and I think that’s still our objective. By the time we hit the end of the year, really the very end of the year, we’ll be at about 95% peak utilization, so getting closer. It’s going to be the turn of the year before we get probably to where we really want to be. And then we can start looking at the units more efficiently.

Ted Christie (34:47):

But look, what we know for a fact is that the chasm advantage is widening, both in absolute and, in most cases, percentages. So, everyone’s seeing pressure. Inflation has been worse than I think we would’ve projected six months ago. Although, we were already saying we’re seeing clear inflationary pressures on wages and airport related expenses, but it’s probably worse. So, I think the absolute chasm number is not going to land where we want it to be, but I think the advantage actually widens.

Scott (35:17):

Because you said profitability, you think you can get there in third quarter?

Ted Christie (35:19):

Yeah.

Barry Biffle (35:21):

So, yeah, look, Scott, the irony... I mean, you weren’t covering the space, but in the second half last year, I was getting friction from people like yourselves and investors that, “What are you doing flying so much capacity? And why aren’t you focusing on profitability?” So, then we focus on profitability, and now, “Oh, what happened to your chasm?” And so, it’s just mechanical. I mean, we have three things. One, we’re under utilizing our planes. We have surplus excess staff. We have the ATC and issues, and also, we were concerned about fuel. And so, you’ve got underutilized planes, underutilized people, and then you’ve got the fact that our stage shrunk significantly. We’re down almost 100 miles, almost 10%. So, it’s just mechanical. So, we’re continuing to flow back through, and by the fourth quarter, we will be near, not full, but near full utilization. And so, you start seeing that low six number again. As we’ve said, our target is to, in sometime ‘23, get back to that sub six [inaudible 00:36:22], and we haven’t changed that.

Scott (36:24):

Okay. Ted, Barry, this was great. Thank you guys for being here.

Ted Christie (36:26):

Thanks, Scott.

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